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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-29288

                           NOTIFICATION OF LATE FILING

|_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q  |_| Form N-SAR

         For Period Ended: May 27, 2000

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                         GRIFFIN LAND & NURSERIES, INC.
                              One Rockefeller Plaza
                            New York, New York 10020

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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         |_| (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant will not be able to file its Report on Form 10-Q for the thirteen weeks ended May 27, 2000 within forty-five days of the balance sheet date because of a potential accounting issue related to its equity investee, Centaur Communications, Ltd. ("Centaur"), a privately-held publisher of business magazines in the United Kingdom. The Registrant holds approximately 35% of the outstanding common stock of Centaur and accounts for this investment utilizing the equity method. The accounting issue is in connection with the timing of revenue recognition, on certain of Centaur's products, in accordance with generally accepted accounting principles in the United States. The resolution of this accounting issue may require restatement of the Registrant's previously reported financial statements. The Registrant hereby requests an extension of time to gather the information and make any required corrections to the application of the equity method.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Anthony Galici                (860) 653-4541

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Previously reported financial statements of the Registrant may need to be restated because of the accounting issue related to the potential adjustment of amounts reported as equity income/loss from Centaur, as discussed above. An estimate of any potential adjustment is currently being determined. Although the Registrant is unable to determine which reporting periods, if any, will be subject to restatement, they may include the corresponding period from the Registrant's last fiscal year.

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                         GRIFFIN LAND & NURSERIES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date July 11, 2000                         By /s/ Anthony Galici
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                                              Vice President, Chief Financial
                                              Officer and Secretary